January 5, 2011
BY EDGAR AND OVERNIGHT MAIL
Ms. Barbara Jacobs
Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CBaySystems Holdings Limited Amendment No. 1 to Registration Statement on Form S-1 Filed on November 26, 2010 File No. 333-169997
Dear Ms. Jacobs and Ms. Mills-Apenteng:
          This letter is submitted on behalf of CBaySystems Holdings Limited (to be renamed MedQuist Holdings Inc.) (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on November 26, 2010 (the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated December 13, 2010 (the “Comment Letter”), to Robert Aquilina, President and Chief Executive Officer of the Company. The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 2, which will be marked to show changes from the Registration Statement.
          For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the form of preliminary prospectus contained in the Registration Statement, and page references in the responses refer to the form of preliminary prospectus contained in Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

General
1.	We note that you intend to file an application for confidential treatment regarding certain agreements to be filed as exhibits to the registration statement. We will review your application upon receipt and any comments will be issued under separate cover. Please be advised that we will be unable to act favorably upon a request for acceleration of the Form S-1 until comments relating to the confidential treatment application have been resolved.

Response to Comment No. 1

The Company confirms its understanding that the Staff will be unable to act favorably upon a request for acceleration of the registration statement until comments relating to the confidential treatment applications have been resolved.
Compensation Discussion and Analysis
Performance Measures, page 96
2.	Please refer to prior comment 24. Your assertion regarding the subjective evaluation of individual performance notwithstanding, because individual performance contributed materially to the total bonus amounts paid to your named executive officers, disclosure regarding the elements of individual performance and/or the individual contributions taken into account in awarding the bonuses appears to be warranted. Such disclosure should include a brief discussion, on an individualized basis, of the individual achievements and/or contributions the remuneration committee considered in making the awards for the 2009 fiscal year. Please revise accordingly.

Response to Comment No. 2

Page 99 has been revised to include a brief discussion of the individual achievements and/or contributions the remuneration and compensation committees considered in making individual performance awards.

3.	We note your response to prior comment 26 regarding the reasons why the Adjusted EBITDA metric utilized under the bonus program was calculated differently than the Adjusted EBITDA figure disclosed in Management’s Discussion and Analysis. Please expand your disclosure on page 97 to provide disclosure to this effect that is consistent with your response.

Response to Comment No. 3

Pages 98 and 99 of the Prospectus has been revised to provide additional disclosure regarding how the Adjusted EBITDA metric utilized under the bonus program was calculated differently than the Adjusted EBITDA figure disclosed elsewhere in the preliminary prospectus.
Notes to Consolidated Financial Statements
9. Contractual Obligations
4.	We note in your response to our prior comment 31 you indicate that the consulting agreement was entered into to effect the economic understanding regarding the terms upon which SAC CBI acquired its ownership interest in the company including restrictions on the company’s ability to sell shares at a discount at the time of its initial investment in August 2008. Please further explain the purpose of this agreement including what the “economic understanding” is, the specific restrictions on the company’s ability to sell shares at a discount and whether any consulting services have been provided to date.

Response to Comment No. 4

At the time that SAC CBI acquired its ownership interest in the Company, the parties intended that SAC CBI acquire its shares at a negotiated discount to the then-prevailing market price of the Company’s shares. The Company was concerned that a non-market purchase price could have potential dilutive and related effects. Accordingly, the parties agreed to enter into the Consulting Services Agreement, which provides for a fixed annual payment of $2.75 million, payable in cash or shares (at the Company’s option), due regardless of whether any services are rendered thereunder (including if the agreement is terminated).

The annual amounts payable by the Company under the Consulting Services Agreement to each of SAC CBI II and LBCCA are a return on the initial investment in the Company as they are in direct proportion to the respective amounts initially invested in August 2008, through SAC CBI, by LBCCA and the investors in SAC CBI II. As such, the Company accounts for the annual amounts due under this agreement as a capital transaction. General corporate oversight, including oversight roles on various committees of the Board of Directors, has been provided to date under the Agreement. To the extent other more significant consulting services are requested and provided, generally requiring substantial time commitments and/or involving significant non-routine matters, such as acquisitions and debt re-financings, the agreement provides that such consulting services would be subject to additional payments to be mutually agreed. Such separate payments have been made on two occasions. First, in May 2010, MedQuist (with the approval of its independent audit committee) made a $1.5 million success-based payment in connection with services provided by SAC PCG related to the Spheris Acquisition. Second, in October 2010, the Board of Directors (with the approval of each of the disinterested directors) approved a payment to SAC PCG of $5.0 million upon the successful completion of, and for services rendered in connection with, the Corporate Reorganization.
**********
          The Company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call D. Rhett Brandon at 212-455-3615 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, SIMPSON THACHER & BARTLETT LLP

cc:	CBaySystems Holdings Limited Robert Aquilina White & Case LLP Colin Diamond